News Release

For immediate release

Gildan Activewear Reports Record First Quarter Sales and Earnings

– Growth in Sales Revenues of 50.3% compared to Q1 2010 –
– Adjusted EPS up 25.0% from Q1 2010 –
– Decline in Gross Margins Due to Higher Raw Material and Manufacturing Costs –
– Company Updates Outlook for Fiscal 2011 and Impact of Higher Cost of Cotton –

Montréal, Tuesday, February 8, 2011 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the first quarter of its 2011 fiscal year, and also updated its outlook for the full fiscal year, including further discussion of the impact of increases in the cost of cotton on projected gross margins, industry pricing and  industry demand.

First Quarter Sales and Earnings

Net earnings for the first fiscal quarter ended January 2, 2011 were U.S. $35.9 million or U.S. $0.29 per share on a diluted basis, including a restructuring charge of U.S. $0.01 per share related to the consolidation of U.S. distribution activities announced on December 10, 2009.  Excluding the restructuring charge, adjusted net earnings for the first quarter were U.S. $36.6 million or U.S. $0.30 per share, up 25.3% and 25.0% respectively from adjusted net earnings of U.S. $29.2 million or U.S. $0.24 per share in the first quarter of fiscal 2010.  Both net earnings and earnings per share in the first quarter of fiscal 2011 were a record for the first quarter of a fiscal year, which is seasonally the lowest quarter in the fiscal year for sales of T-shirts.

The growth in net earnings compared to last year was due to strong growth in sales revenues for activewear.  The positive impact of significantly higher unit sales, which were achieved in spite of low activewear finished goods inventories throughout the first quarter, and higher net selling prices for activewear compared to the first quarter of fiscal 2010 was partially offset by higher cotton costs and start-up inefficiencies in distribution and manufacturing.  Start-up inefficiencies in the new retail distribution centre in Charleston, S.C. continued to negatively impact the Company’s ability to service sales demand for socks in the peak Christmas holiday season and also resulted in significantly increased distribution expenses in the first quarter.  Start-up inefficiencies also resulted in higher manufacturing costs for socks during the first quarter.

Net sales in the first quarter amounted to U.S. $331.3 million, up 50.3% from U.S. $220.4 million in the first quarter of fiscal 2010.  The Company had previously forecast that first quarter sales would exceed U.S. $300 million.  Sales of activewear and underwear amounted to U.S. $270.1 million, up 76.7% from fiscal 2010, and sales of socks were U.S. $61.2 million, down 9.3% from last year.

The growth in sales of activewear and underwear compared to the first quarter of fiscal 2010 was due to a 66.5% increase in unit volume shipments and an 11.9% increase in average net selling prices for activewear, partially offset by unfavourable activewear product-mix.  The increase in unit volumes was attributable to inventory replenishment by U.S. wholesale distributors during the quarter, 7.9% growth in overall industry demand in the U.S. distributor channel during the quarter, strong growth in international and other screenprint markets and increased shipments of underwear and activewear to mass-market retailers.  These positive factors were partially offset by a decline in Gildan’s market share in the U.S. wholesale distributor channel, as the Company was unable to fully service demand for its brand due to continuing low finished goods inventory levels and capacity constraints.  Gildan’s share of inventories in the U.S. distributor channel was 52.4% on December 31, 2010, compared with its market share of 60.2% for the first fiscal quarter.

The table below summarizes the data from the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments of activewear from U.S. wholesale distributors to U.S. screenprinters for the calendar quarter ended December 31, 2010.

	Three months ended		Three months ended
	December 31,		December 31,
	2010 vs. 2009		2010	2009
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	5.8%	7.9%	60.2%	61.3%
T-shirts	4.6%	8.5%	60.4%	62.7%
Fleece	12.0%	4.8%	60.7%	56.8%
Sport shirts	28.4%	1.8%	50.9%	40.3%

ACNielsen has decided to discontinue the S.T.A.R.S. report with effect from the end of the 2010 calendar year, and Gildan will now subscribe to the CREST report produced by Capstone Research, Inc. to track industry growth and market share in the U.S. distributor channel.

The decline in sales of socks compared to the first quarter of last year was due to continuing difficulty in servicing industry demand from the new U.S. distribution centre, which significantly impacted sales during the peak Christmas holiday selling season in December, and lower selling prices including the impact of a lower-valued more basic product-mix.

Gross margins in the first quarter were 24.7% compared with 29.8% in the first quarter of last year, and were in line with the Company’s forecast of approximately 25% provided on December 2, 2010.  The decline in gross margins compared to last year was due to higher cotton, energy and other purchased input costs, start-up manufacturing inefficiencies which significantly impacted gross margins for socks and underwear, increased sewing overtime costs to maximize production of activewear and unfavourable activewear product-mix.  These factors more than offset the positive impact of significantly higher net selling prices for activewear.

Selling, general and administrative expenses in the first quarter were U.S. $41.6 million, or 12.6% of sales, compared to U.S. $34.0 million, or 15.4% of sales, in the first quarter of fiscal 2010.  The increase in selling, general and administrative expenses was largely due to start-up inefficiencies in the new retail distribution centre and higher volume-driven distribution expenses in the Company’s wholesale distribution centre in Eden, N.C.

First Quarter Cash Flow

The Company used cash of U.S. $25.1 million in the first quarter to finance a seasonal build-up of activewear inventories and its ongoing major capital expenditure program.  The main capital expenditure projects in the first quarter were the ramp-up of the Rio Nance IV sock factory and the expansion and automation of the U.S. wholesale distribution centre.    The initial quarterly dividend of U.S. $0.075 per share for the first fiscal quarter will be paid on March 18, 2011 to shareholders of record on February 23, 2011.  The Company has not yet repurchased any of its shares under its Normal Course Issuer Bid announced on December 2, 2010.

Outlook

The Company is projecting net sales revenues slightly in excess of U.S. $1.6 billion, gross margins of approximately 25% and selling, general and administrative expenses of approximately 10.5% of sales for the full 2011 fiscal year.  Compared to the assumptions in the Company’s previous outlook provided in December 2010, the benefit of recent further selling price increases is currently forecast to be fully offset by the impact of higher than previously projected cotton cost increases in the second half of the fiscal year, as well as by lower than previously projected unit sales volumes and reduced manufacturing and distribution efficiencies.  Selling price increases averaging approximately 7% were announced in early January in the screenprint market and selling price increases have also been agreed with retail customers.  If cotton prices do not correct significantly from current levels, the Company will seek further selling price increases in the second half of the year, which are not reflected in its sales and margin assumptions.   The revised outlook assumes that cotton costs for consumption in fiscal 2011 average slightly in excess of U.S. $1.10 per pound compared to the Company’s prior projection of U.S. $1.00 per pound, based on covering the balance of cotton requirements for the second half of the year at approximately current cotton prices.  The Company has not yet covered a large proportion of its cotton requirements for consumption in the fourth quarter.  The Company’s outlook assumes approximately 3% growth in overall U.S. screenprint industry demand for the balance of the fiscal year.  The Company has slightly reduced sales volumes in the second half of the fiscal year, compared to its prior forecast, in order to provide for the possible negative impact of increases in selling prices on industry demand, although the price elasticity of demand in its markets is difficult to predict.

Total capital expenditures for capacity expansion and major cost reduction projects in fiscal 2011 are still projected to be in excess of U.S. $150 million, and the Company has begun the construction of its new textile facility at Rio Nance.  The Company also continues to plan increases in activewear finished goods inventories including significantly higher unit costs due to the higher cost of cotton and other purchased cost inputs.

For the second quarter of fiscal 2011, the Company is currently projecting net sales revenues of approximately U.S. $375 million, up approximately 15% from the second quarter of fiscal 2010, and gross margins of close to 27%, compared to 27.8% in the second quarter of fiscal 2010.

Disclosure of Outstanding Share Data

As of January 31, 2011, there were 121,511,560 common shares issued and outstanding along with 1,212,341 stock options and 744,903 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of the Treasury RSU grant is based on the Company’s average return on assets performance for the period as compared to the TSX Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Financial Highlights

(in US$ millions, except per share amounts or otherwise indicated)		Q1 2011	Q1 2010
		(unaudited)	(unaudited)

Net sales		331.3	220.4
Gross profit		81.9	65.7
Selling, general and administrative expenses (SG&A)		41.6	34.0
Operating income		39.6	30.2
EBITDA (1)		53.7	44.4
Net earnings		35.9	28.0
Adjusted net earnings (2)		36.6	29.2

Diluted EPS		0.29	0.23
Adjusted diluted EPS (2)		0.30	0.24

Gross margin		24.7%	29.8%
SG&A as a percentage of sales		12.6%	15.4%
Operating margin		12.0%	13.7%

Cash flows from operations		14.8	73.9
Free cash flow (3)		(25.1)	42.5

	January 2,	October 3,	January 3,
As at	2011	2010	2010
	(unaudited)	(audited)	(unaudited)
Inventories	366.5	332.5	345.0
Accounts receivable	138.8	145.7	77.7
Cash in excess of total indebtedness (4)	234.9	258.4	137.9

(1), (2), (3), (4): Please refer to Non-GAAP Financial Measures in this press release.
Certain minor rounding variances exist between the financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM EST. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 83714272, or by live audio webcast on Gildan's Internet site ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 8:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 44395388, until February 15, 2011 at midnight, or by audio webcast on Gildan's Internet site for 30 days.

This release should be read in conjunction with Gildan’s 2011 First Quarter Management’s Discussion and Analysis (“MD&A”) dated February 8, 2011 and its unaudited interim consolidated financial statements for the three months ended January 2, 2011 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. Gildan is the leading brand in the screenprint market in the U.S. and Canada and is also establishing a growing presence in Europe, Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. Gildan is also a leading supplier of socks sold to mass-market and other retailers in North America, and is increasingly becoming a significant supplier of underwear and undecorated activewear products to this market as well. With over 28,000 employees worldwide, Gildan owns and operates highly efficient, large-scale, environmentally and socially responsible facilities in Central America and the Caribbean Basin and has begun development of a manufacturing hub in Bangladesh to support its planned growth in Asia and Europe. More information on the Company can be found on Gildan’s website at www.gildan.com.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, cost reductions and efficiencies, gross margins, selling, general and administrative expenses, capital expenditures and the impact of non-recurring items. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”,

 “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;
•	the impact of climate, political, social and economic risks in the countries in which we operate;
•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•	our significant reliance on computerized information systems for our business operations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and cash in excess of total indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Accordingly, they should not be considered in isolation.  The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

(1) EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges, as well as the non-controlling interest in consolidated joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q1 2011	Q1 2010
Net earnings	35.9	28.0
Restructuring and other charges	0.7	1.6
Depreciation and amortization	17.8	16.0
Variation of depreciation included in inventories	(2.1)	(2.6)
Interest, net	0.1	-
Income taxes	1.2	1.2
Non-controlling interest of consolidated joint venture	0.1	0.2
EBITDA	53.7	44.4

Certain minor rounding variances exist between the financial statements and this summary.

(2) Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings are calculated as net earnings and earnings per share excluding restructuring and other charges. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q1 2011	Q1 2010
Net earnings	35.9	28.0
Adjustments for:
Restructuring and other charges	0.7	1.6
Income tax recovery on restructuring and other charges	-	(0.4)
Adjusted net earnings	36.6	29.2
Basic EPS	0.30	0.23
Diluted EPS	0.29	0.23
Adjusted diluted EPS	0.30	0.24

Certain minor rounding variances exist between the financial statements and this summary.

(3) Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q1 2011	Q1 2010
Cash flows from operating activities	14.8	73.9
Cash flows used in investing activities	(39.9)	(31.4)
Free cash flow	(25.1)	42.5

Certain minor rounding variances exist between the financial statements and this summary.

(4) Total indebtedness and Cash in excess of total indebtedness

We consider total indebtedness and cash in excess of total indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	Q1 2011	Q4 2010	Q1 2010
Current portion of long-term debt	-	-	(2.0)
Long-term debt	-	-	(1.2)
Total indebtedness	-	-	(3.2)
Cash and cash equivalents	234.9	258.4	141.1
Cash in excess of total indebtedness	234.9	258.4	137.9

Certain minor rounding variances exist between the financial statements and this summary.

CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com